SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                                 SVI Media, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    691590103
                                 (CUSIP Number)

                         Scott Kaufman or Michel Amsalem
                           c/o Midsummer Capital, LLC
                         295 Madison Avenue, 38th Floor
                               New York, NY 10017
                                  212.624.5030

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2007
             (Date of Event which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Midsummer Investment, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|

     Not Applicable.
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,774,842 (See Items 3, 4 and 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           158,895 (See Items 4 and 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,774,842 (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9% (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


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

This Amendment No. 1 amends the Schedule 13D previously filed with the Securities and Exchange Commission on August 1, 2007 (the "Schedule 13D") and is filed by Midsummer Investment, Ltd., an entity organized under the laws of Bermuda ("Midsummer") with respect to the common stock, $0.001 par value per share (the "Common Stock") of SVI Media, Inc., a Nevada corporation, which has its principal business office at One Technology Drive, Building H, Irvine, CA 92618 (the "Company"). This Amendment No. 1 refers only to information which has materially changed since the filing of the Schedule 13D and the item identified below is amended and restated as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended and restated in its entirety as follows:

      The purpose of this Schedule 13D is to report the transactions described in Item 3 above. In addition, pursuant to the terms of the Exchange Agreement, Midsummer (or its designees) has the right to appoint two members to the board of directors of the Company (which shall not exceed 9 members). The right of Midsummer (or its designees) to appoint such board members terminates the earlier of (i) written notice of such termination by Midsummer to the Company or
(ii) the date the debentures issued pursuant to the Purchase Agreement are paid-in-full and retired in their entirety.

      On October 4, 2007, Midsummer exercised its right to appoint two members to the board of directors of the Company. As such, Midsummer appointed Joshua Thomas and Alan Benaim. In addition to their role as members of the board of directors of the Company, Mr. Thomas and Mr. Benaim are each employed as a Vice President by Midsummer Capital, LLC, the investment advisor to Midsummer.

      Other than with respect to (i) the exercise of its right to appoint members to the board of directors of the Company as described above (and the rights of any such appointees as a member of the Company's board of directors on matters presented to the Company's board of directors from time to time) and
(ii) the exercise of its voting rights on matters presented to the Company's shareholders from time to time, the Reporting Person has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.


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

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 19, 2007

MIDSUMMER INVESTMENT, LTD.

By:    /s/: Scott D. Kaufman
       ---------------------
       Name: Scott D. Kaufman, Authorized Signatory


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